# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tavia Acquisition Corp., CIK 0002020385
CUSIP: G86880104
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204, Newark, Delaware (DE), 19711
Date of event which requires filing of this statement: 12/04/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002020381

## Reporting persons
- Tavia Sponsor PTE. LTD.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,992,440; shared voting power 0; sole dispositive power 3,992,440; shared dispositive power 0; aggregate amount beneficially owned 3,992,440 (25.1% of the class)
- Kanat Mynzhanov: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 3,992,440; shared voting power 0; sole dispositive power 3,992,440; shared dispositive power 0; aggregate amount beneficially owned 3,992,440 (25.1% of the class)

## Item 1. Issuer
Name of issuer: Tavia Acquisition Corp.
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204, Newark, DE 19711

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Tavia Sponsor PTE. LTD.
(ii) Kanat Mynzhanov
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 850 Library Avenue, Suite 204, Newark, DE 19711.
Citizenship: Tavia Sponsor PTE. LTD. is a company incorporated in Singapore, Kanat Mynzhanov is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Tavia Sponsor PTE. LTD. (the "Sponsor") holds 3,992,440 ordinary shares, par value $0.0001 per share ("Ordinary Shares"), representing approximately 25.1% of the outstanding Ordinary Shares.

The securities described above are held directly by the Sponsor and indirectly by Kanat Mynzhanov as the controlling shareholder of the Sponsor. Mr. Mynzhanov disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 15,920,833 shares of Ordinary Shares outstanding as of March 30, 2025, as reported by the Issuer in its 10-K filed with the Securities and Exchange Commission on March 31, 2025.
Percent of class: 25.1%
Sole power to vote or to direct the vote: 3,992,440.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,992,440.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tavia Sponsor PTE. LTD.: /s/ Yuta N. Delarck, Yuta N. Delarck/Attorney-in-Fact* (04/22/2025)
- Kanat Mynzhanov: /s/ Yuta N. Delarck, Yuta N. Delarck, Attorney-in-Fact for Kanat Mynzhanov* (04/22/2025)
Comment: * The Powers of Attorney given by each of Tavia Sponsor PTE. LTD. and Kanat Mynzhanov were previously filed as exhibits 24.1 to the Form 3s filed by Tavia Sponsor PTE. LTD. and Kanat Mynzhanov with the SEC on December 4, 2024, respectively, and are herein incorporated by reference.